UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Orexigen Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

686164302

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☒ Rule 13d-1(b)
b.	☐ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	686164302

1.		Names of Reporting Persons Kevin Russell
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,096,227
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,096,227
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,096,227 (see Item 4)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)
12.		Type of Reporting Person (See Instructions) IN; HC

CUSIP No.	686164302

1.		Names of Reporting Persons Andrew Martin
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,096,227
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,096,227
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,096,227 (see Item 4)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)
12.		Type of Reporting Person (See Instructions) IN; HC

CUSIP No.	686164302

1.		Names of Reporting Persons UBS O’Connor LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,096,227
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,096,227
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,096,227 (see Item 4)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)
12.		Type of Reporting Person (See Instructions) OO; IA

This Amendment No. 1 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 13, 2018 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 4.	Ownership.

(a) and (b):

As of the close of business on December 31, 2018, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,096,227 shares of Common Stock issuable upon exercise of the GLEA Warrant, and all such shares of Common Stock represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 18,887,033 shares of Common Stock outstanding as of December 31, 2017, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 9, 2018, plus (2) 2,096,227 shares of Common Stock issuable upon exercise of the GLEA Warrant. The foregoing excludes: (I) 1,053,773 shares of Common Stock issuable upon exercise of the GLEA Warrant because the GLEA Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the GLEA Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, of more than 9.99% of the Common Stock, (II) 183,333 shares of Common Stock issuable upon exercise of the GLEA XL Warrant because the GLEA XL Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the GLEA XL Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, of more than 9.99% of the Common Stock, (III) 2,417,398 shares of Common Stock issuable upon conversion of GLEA Note 1 because GLEA Note 1 is subject to a blocker provision under which the holder thereof does not have the right to convert GLEA Note 1 to the extent that such conversion would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, of more than 9.99% of the Common Stock, (IV) 77,303 shares of Common Stock issuable upon conversion of GLEA Note 2 because GLEA Note 2 is subject to a blocker provision under which the holder thereof does not have the right to convert GLEA Note 2 to the extent that such conversion would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, of more than 9.99% of the Common Stock, and (V) 422,000 shares of Common Stock issuable upon conversion of GLEA Note 3 because GLEA Note 3 is subject to a blocker provision under which the holder thereof does not have the right to convert GLEA Note 3 to the extent that such conversion would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Exchange Act, of more than 9.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 6,250,034 shares of Common Stock.

(c)

Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote: 0 .

(2) Shared power to vote or to direct the vote: 2,096,227 .

(3) Sole power to dispose or to direct the disposition of 0 .

(4) Shared power to dispose or to direct the disposition of 2,096,227 .

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2019	/s/ Kevin Russell
Kevin Russell

/s/ Andrew Martin
Andrew Martin

UBS O’Connor LLC

	By:	/s/ Nicholas Vagra
		Name:	Nicholas Vagra
		Title:	Manager, Chief Operating Officer

	By:	/s/ Andrew Hollenbeck
		Name:	Andrew Hollenbeck
		Title:	General Counsel